

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

John C.C. Fan
Chief Executive Officer
Kopin Corporation
200 John Hancock Road
Taunton, MA 02780

> **Re: Kopin Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 17, 2010**
> **Letter Dated December 17, 2010**
> **File No. 000-19882**

Dear Mr. Fan:

We have limited our review of your filing to the issue we have addressed in our comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please expand your response to prior comment 1 to explain how you calculated actual total compensation for Messrs. Sneider, Tsaur, and Hill for fiscal year 2007 and for Mr. Hill for fiscal year 2008. We note that the totals of the individual compensation amounts on page 20 of your definitive proxy statement appear to be different than the amount of actual compensation you included in the table on page 2 of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

CC (by facsimile):   John J. Concannon – Bingham McCutchen LLP